The Laclede Group, Inc.
720 olive street
st. louis, missouri 63101

MARK C. DARRELL
GENERAL COUNSEL

April 6, 2010

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D. C. 20549

Re:          The Laclede Group, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-3
Filed February 16, 2010
File No. 333-155714

Dear Mr. Owings:

The following supplementary information is in response to the telephone comment we received from Mr. Ronald Alper on April 5, 2010 regarding the above-captioned filing of The Laclede Group, Inc.

We acknowledge that the above filing will not be declared effective and that we will not issue any securities under such filing until the SEC has cleared all outstanding comments regarding the review of our annual report on Form 10-K for the year ended September 30, 2009.

We also confirm that we have been unable to sell and that we have not sold any securities under our automatic shelf registration statement filed on November 26, 2008 since losing our status as a well-known seasoned issuer upon the filing of our annual report on Form 10-K on November 20, 2009.

*     *     *

We acknowledge that:

•	Should the Commission or staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the matters raised in the telephone comment but if any items require clarifications, please contact me at 314-342-0520 or, in my absence, Mary Kullman, Chief Governance Officer and Corporate Secretary at 314-342-0503.

Sincerely,

/s/ Mark C. Darrell

cc:           Ronald E. Alper
John Fieldsend